UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

SINA CORPORATION

(Name of Issuer)

Ordinary Shares, par value $0.133

(Title of Class of Securities)

G81477104

(CUSIP Number)

Charles Chao
New Wave MMXV Limited
7/F SINA Plaza
No. 8 Courtyard 10 West
Xibeiwang East Road
Haidian District, Beijing, 100193

People’s Republic of China
Telephone: +86 10 5898 3007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, People’s Republic of China +86 10 6535-5500

March 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G81477104	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS Charles Chao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G81477104	Page	3	of	6	Pages

1	NAME OF REPORTING PERSONS New Wave MMXV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G81477104	Page	4	of	6	Pages

Item 1. Security and Issuer.

This statement on Schedule 13D/A (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited (“New Wave,” and together with Mr. Chao, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on November 16, 2015 (as subsequently amended by an Amendment No. 1 filed on June 16, 2017, an Amendment No. 2 filed on November 15, 2017, an Amendment No. 3 filed on July 10, 2020 and an Amendment No. 4 filed on September 29, 2020, the “Original Schedule 13D”) with respect to the ordinary shares, par value $0.133 per share (the “Ordinary Shares”) of Sina Corporation, a company organized under the laws of the Cayman Islands (the “Company”). The principal executive offices of the Company are located at SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. Except as specifically amended by this Amendment No. 5, the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by the following:

The consummation of Merger was financed through a combination of (i) rollover equity from the Reporting Persons, (ii) a committed term loan facility in the amount of $1,329,280,000 pursuant to a Facility Agreement dated March 5, 2021 by New Wave as the borrower, China Minsheng Banking Corp., Ltd. Shanghai Branch as the mandated lead arranger and underwriter and certain other parties thereto, (iii) cash contributions by Mr. Charles Chao in the amount of $444,458,509.15, and (iv) upon Parent’s written request pursuant to Section 6.07(g) of the Merger Agreement, available unrestricted cash from the Company in the amount of $441,738,509.15.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On December 23, 2020, at 10:00 am (Beijing time), an extraordinary general meeting of shareholders of the Company was held at the Company’s office at 1/F Sina Plaza No. 8 Courtyard 10 West, Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On March 22, 2021, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 22, 2021, pursuant to which the Merger became effective on March 22, 2021 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, each share of the Company issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$43.30 in cash without interest, except for (x) (a) shares rolled over pursuant to the Support Agreement, (b) shares held by Parent, Merger Sub, the Reporting Persons and any of their respective affiliates, and (c) shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, in each case, immediately prior to the Effective Time, and (y) shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such shares in accordance with Section 238 of the Companies Act of the Cayman Islands.

CUSIP No.	G81477104	Page	5	of	6	Pages

As a result of the Merger, the Ordinary Shares were no longer listed on any securities exchange or quotation system, including the NASDAQ Capital Market (the “NASDAQ”). NASDAQ filed Form 25 with the SEC to notify the SEC of the delisting of the Ordinary Shares on the NASDAQ and deregistration of the Company’s registered securities under the Securities Exchange Act of 1934 (the “Exchange Act”). The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company’s reporting obligations under the Exchange Act will be suspended upon the Company’s filing of a certification and notice on Form 15 with the SEC, and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b) As a result of the transactions described in Item 4, each Reporting Person no longer beneficially owns any Ordinary Shares, and each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, on March 22, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment No. 5 is the final amendment to the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2021

CHARLES CHAO

/s/ Charles Chao

NEW WAVE MMXV LIMITED

By:	/s/ Charles Chao
Name: Charles Chao
Title: Director

[Signature Page to Schedule 13D/A]